FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
March 29, 2011
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Signature
Exhibit 99.1 — Press Release Announcing David W. King to Succeed Amy Zhang as Chief Financial Officer of Suntech

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date: March 29, 2011

Exhibit 99.1
David W. King to Succeed Amy Zhang as Chief Financial Officer of Suntech
Wuxi, China, March 28, 2011 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced that Mr. David W. King will succeed Ms. Amy Zhang as Suntech’s Chief Financial Officer. Mr. King will join the Company in April 2011 and will overlap with Ms. Zhang in early April for transitional purposes. Post the transition, Ms. Zhang will leave Suntech and resign her position on the Board of Directors to pursue other opportunities.
“I would like to thank Amy for the integral role she has played guiding Suntech’s transition to a global leader in solar,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We are grateful for her service both as an executive and member of the Board and wish her well in her future endeavors.”
Commenting on Mr. King’s appointment, Dr. Shi stated, “It is a great pleasure to welcome David to Suntech where his strong executive credentials and global business perspective will be an excellent fit with our organization. A seasoned CFO from a multi-billion dollar U.S. public company, David also brings a valued background from a business culture that promotes sustainability and social responsibility. I believe that his strategic vision and financial acumen will be great assets to our management team and will help Suntech to continue to grow and compete successfully around the world.”
Mr. King is the former Chief Financial Officer and Treasurer of Tetra Tech, Inc. (Nasdaq: TTEK), a leading provider of consulting, engineering, program management, construction, and technical services addressing the resource management, energy and infrastructure markets. Prior to Tetra Tech, Mr. King served as Vice President of Finance and Operations of Walt Disney Imagineering, and earlier, as Vice President and Chief Financial Officer of the Asia Pacific region for Bechtel Group, Inc., a global engineering, construction and project management company.
“I’ve long admired Dr. Shi’s visionary leadership and Suntech’s prominence in solar innovation,” said David King. “I look forward to being a member of Suntech’s outstanding executive team and contributing to the ongoing growth and expansion of this premier organization.”
Mr. King began his career at Price Waterhouse where he gained a decade of international and transactional experience at the firm’s Seattle, Los Angeles and Hong Kong offices. Mr. King studied Business Administration at the University of Washington and is a Certified Public Accountant.
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 15,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes David King’s successful transition to CFO and the timing thereof. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Rory Macpherson
Investor Relations Director
Tel: +1-415-268-8975
Email: ir@suntech-power.com
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com